UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

Ascent Solar Technologies, Inc.

(Name of Issuer)

Common Shares, par value $0.0001

(Title of Class of Securities)

043635101

(CUSIP Number)

Hans Olav Kvalvaag
Norsk Hydro ASA
Drammensveien 260
N-0240 Oslo, Norway
+47 (0) 2253 8100

(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

with a copy to:
Sean J. Skiffington
Shearman & Sterling LLP
Commerce Court West, Suite 4405
Toronto, Ontario M5L 1E8 Canada
+1 (416) 360-8484

March 30, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 043635101

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Norsk Hydro ASA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Kingdom of Norway
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON (See Instructions) CO

Page 2 of 6 Pages

SCHEDULE 13D

CUSIP No. 043635101

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Norsk Hydro Produksjon AS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Kingdom of Norway
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON (See Instructions) CO

Page 3 of 6 Pages

Item 1.	Security and Issuer.

This Amendment No. 10 to Schedule 13D amends the statement on Schedule 13D originally filed by Norsk Hydro ASA (“Norsk Hydro”) and Norsk Hydro Produksjon AS (“Produksjon”) on March 13, 2007 and amended on June 18, 2007, August 17, 2007, October 15, 2007, March 14, 2008, March 28, 2008, October 9, 2008, September 30, 2009, October 7, 2009 and January 3, 2012 (as amended, the “Schedule 13D”) with the Securities and Exchange Commission (the “SEC”), relating to the common shares, par value $0.0001 per share (the “Shares”), of Ascent Solar Technologies, Inc., a Delaware corporation (the “Company”).

Item 5.	Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended and restated in its entirety to read as follows:

“The responses of Norsk Hydro and Produksjon to Rows (7) through (13) of the cover pages of this Schedule 13D and the information set forth in Item 3 are hereby incorporated by reference in this Item 5.

Following the sale of all 8,067,390 Shares beneficially owned by Produksjon to TFG Radiant in accordance with the terms of the Sale Agreement, neither Norsk Hydro nor Produksjon beneficially owns any Shares, has the right to acquire any Shares, or has the power to vote or to direct the vote or to dispose or direct the disposition of any Shares.

Except as disclosed in this Schedule 13D, neither Norsk Hydro nor Produksjon nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in the Shares during the past 60 days.

Norsk Hydro and Produksjon ceased to be the beneficial owner of more than five percent of the Shares on March 30, 2012.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following text immediately before the last paragraph of Item 6:

“On March 30, 2012, in accordance with the terms of the Sale Agreement, Produksjon completed the sale of all 8,067,390 Shares beneficially owned by Produksjon to TFG Radiant.”

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description

A	Joint Filing Agreement, dated March 22, 2007, between Norsk Hydro ASA and Norsk Hydro Produksjon AS

Page 4 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

March 30, 2012	NORSK HYDRO ASA

/s/ Hans Olav Kvalvaag
	Name:	Hans Olav Kvalvaag
	Title:	Director

NORSK HYDRO PRODUKSJON AS

/s/ Hans Olav Kvalvaag
Name:	Hans Olav Kvalvaag
Title:	Director

Page 5 of 6 Pages

EXHIBIT INDEX

Exhibit No.	Description

A	Joint Filing Agreement, dated March 22, 2007, between Norsk Hydro AS and Norsk Hydro Produksjon AS

Page 6 of 6 Pages